October 25, 2006

Linda Cvrkel
Branch Chief
Mail Stop 3651
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Elbit Systems Ltd. Annual Report on Form 20-F/A for the year ended December 31, 2005 (File No. 000-28998)

Dear Ms. Cvrkel:

Set forth herein is the response of Elbit Systems Ltd. (the “Company”) to the comment contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 21, 2006, with respect to the Company’s Form 20-F/A for the fiscal year ended December 31, 2005 (the “Form 20-F”), filed with the Commission on July 6, 2006.

For your convenience, we have reprinted the Staff’s written comment below prior to the Company’s response.

Courtesy copies of this letter have been sent to the Staff’s examiners via courier.

Notes to consolidated financial statements, page 10
Note 7. Compensation Receivables in Respect of Fire Damage, page 36

We note your response to our prior comment 5 and continue to believe that the $25.9 million receivable should not be recorded on the balance sheet due to the uncertainty of collection related to ongoing litigation per SOP 96-1, paragraph 140. Furthermore, your response indicates that since Elisra believed the receivable to be probable of collection, the related loss on the damages suffered to the equipment in the fire was not recorded. We are not persuaded that it is probable the $25.9 will be collected simply because “the Elisra Group believes [the amount] is not in dispute.” Please provide us with further evidence concerning your position and clearly explain why Elbit and Elisra believe the amount is not in dispute and will ultimately be collected when it appears this claim has been outstanding for several years. Include accounting literature in your response that supports your position, as well as any further legal information regarding the “preliminary evidentiary findings” and specifically why the $25.9 million is not in dispute. Please note that we do not believe that simply because the $25.9 million has not yet been contested by the insurance company that this item is not in dispute. We may have further comment upon receipt of your response.

Response:

In this response we make reference to our response letter to the Staff dated September 13, 2006 and the factual background of the fire insurance claim and the terms defined in that response letter.

We recognize that, in accordance with SOP 96-1, paragraph 140, due to the uncertainty of collection related to ongoing litigation there is a rebuttable presumption that contingent proceeds from such litigation should not be recorded in the balance sheet as receivables. However, both Elbit Systems and Elisra believe that the specific circumstances of the Elisra Group fire insurance claim litigation overcome the general presumption and indicate that the amount recorded as a receivable is probable of recovery, notwithstanding the period of time the matter has been in litigation. Therefore, we reiterate our position that the $25.9 million was properly recorded by Elbit Systems as a preacquisition contingency asset as part of the purchase price allocation of the consideration paid for Elisra, in accordance with SFAS 141 paragraph 40(b).

Specific Facts:

As indicated in the September 13, 2006 response letter, we believe that actions of the insurance company, together with the specific evidentiary findings indicated below, support the conclusion that the amount recorded as a receivable is probable of recovery.

Admission of Insurance Coverage. The insurance company did not contest that the insurance policies covered the fire at the Subsidiaries’ facilities and in fact paid to the Elisra Group the amount of $10 million as an advance against the final amount of insurance proceeds due. Therefore, the question under litigation is not whether the Elisra Group is entitled to insurance compensation but rather the amount of such compensation.

Types of Damages Covered. The insurance policies by their respective terms covered several types of damages that were applicable to the Elisra Group fire. These include damage to buildings and equipment, loss of inventory and work in process (referred to as “MD”) and various consequential and incidental damages (referred to as “BD”). As is common practice, shortly after the fire both the insurance company and the Elisra Group sent appraisers to evaluate the level of damage.

Elisra Group Appraisal. The Elisra Group appraisal indicated the following damages:

1.	Damage to buildings, equipment and similar costs	$28.7 million
2.	Damage to work in progress	$23.4 million
3.	Consequential damages	$17.6 million
4.	Other damages and future expenses	$17.5 million

	Total	$87.2 million

Claim Amount. The Elisra Group’s claim totaled approximately $96 million, which represents the damages assessed by the Elisra Group appraisers plus interest of approximately $19 million through the date of the claim, less the approximately $10 million advance payment. Of this amount, more than $50 million is attributed to damages to building, equipment and work in progress, which are types of damages to tangible assets that are readily ascendable.

Receivable Amount. The approximately $25.9 million recorded as a receivable in Elisra’s balance sheet was calculated as follows:

1.	Damage to buildings	$ 5	million
2.	Damage to equipment	$ 8.1	million
3.	Damage to work in progress	$ 18.6	million
4.	Other direct damages	$ 4.2	million

	Total	$ 35.9	million
	Minus advance payment	$ 10	million

		$ 25.9	million

It is noted that these amounts do not include certain incidental costs and expenses related to MD type items that were included in the Elisra Group’s appraisal mentioned above.

Insurance Company Appraiser Status Report. In December 2001, subsequent to the insurance company’s payment of the advance payment, the insurance company’s designated appraiser issued a claim status report in which it was stated:

“We on our part are ready to consider any further details to enable us to establish a Loss Reserve, however, under the circumstances and according to the information provided to date our suggested Loss Reserve, after consideration of the available data provided to us is US$ 20 million (MD + BD combined).”

Therefore, the insurance company’s initial status report indicated a Loss Reserve of $20 million (which was assessed after payment of the $10 million advance payment and is therefore in addition to such advance payment).

Insurance Company Expert’s Admission. In 2003, the Elisra Group petitioned the court for an attachment of the insurance company’s assets to secure payment of the claim amount. In its response to the motion for the attachment, the insurance company included the expert opinion of Dr. Simcha Sadan (“Sadan”), who was the primary witness appearing for the insurance company. Dr. Sadan’s report submitted to the court included the following [translation from the Hebrew original]:

“In addition, as indicated to me by the Phoenix [the insurance company], it has reserves in the form of financial assets and others with respect to its financial exposure resulting from this claim. It allocated a loss contingency in 2001 of approximately 15 million dollars (approximately 66 million shekels) under the provisions in its balance sheet for contingent claims; and this is in addition to the amount already paid by the insurance company to the claimants during the same year as an advance on account of insurance proceeds in the amount of 10 million dollars. In addition, the Phoenix allocates a global reserve (on top of the direct reserves for claims against it) for insurance claims relating to fire damage, such as the matter in question. … As of the date of its latest financial statement (June 30, 2003) the balance of the actuarial [global] reserve of the Phoenix with respect to the Elisra claim is approximately 8 million dollars (approximately 34.5 million shekels as of that date) and this in within the framework of the global reserve for fire damage claims as stated above. It should be noted that approximately 99% of this amount is covered by underwriters of the company [the Phoenix]. The remaining percent is reserved in its general insurance reserves.”

Dr. Sadan’s report also stated:

“In addition to the Phoenix’s capital assets, which we estimate to be approximately 5 times greater than the amount of the claim, its obligations include a reserve in the amount of approximately 106 million shekels [approximately $24 million at that time] with respect to this claim, which constitutes approximately 25% of its total amount.” [This amount corresponds to the $15 million plus $8 million reserve amounts described above in Dr. Sadan’s report.]

Moreover, during the court hearing on the motion for the attachment, in response to cross examination on how much the Phoenix would pay according to its reserves, Dr. Sadan responded “23 million dollars”.

Motion for Partial Summary Judgment. In April 2004, the Elisra Group filed a motion for partial summary judgment in the amount of approximately $32.7 million, which represents the $23 million admitted to be recorded by the insurance company as reserves with respect to the claim as indicated above, plus approximately $9.7 million accrued interest. Based on the above mentioned reports and admissions by the insurance company’s appraiser and expert, the Elisra Group maintains that this amount is not in dispute. Moreover, $23 million plus interest is not significantly different from the $25.9 million recorded by the Elisra Group as a receivable.

December 2004 Court Order. In December 2004, prior to ruling on the Elisra Group’s motion for partial summary judgment, the court issued an order giving judicial recognition to an agreement between the parties referring the matter to mediation, which stayed the other proceedings, including the motion for partial summary judgment.

Opinion of Elisra’s Outside Counsel. Elisra’s outside legal counsel representing it in this claim has provided an opinion to Elisra in connection with Elisra’s 2005 financial statements, indicating that the chances of recovery are “good” with respect to the damages to buildings, equipment and work in process. Elisra’s outside legal counsel has confirmed that the term “good” as used in his opinion corresponds to “probable” or “likely” from an accounting standpoint. Also, as mentioned above, the amount included in the Elisra Group’s claim with respect to these types of damages is significantly in excess of the amount recorded as a receivable.

Current Status. In September 2006, the claim was referred back to the court after the mediation process did not reach a resolution. The Elisra Group then resubmitted its motion for partial summary judgment and believes that nothing arose during the course of the mediation proceedings which would derogate from its motion. Moreover, the time period of the litigation proceedings is within common practice for insurance litigation matters of this nature in Israel. Elbit Systems’ legal counsel independently reviewed the basis for Elisra’s legal position relating to the claim and believes that such position is well founded.

Conclusion:

On the basis of the specific factual evidence described above, in particular the insurance company appraiser’s report and the court admissions by the insurance company’s expert, Elbit Systems and Elisra each believe that the chances of recovery of at least the amount recorded as a receivable ($25.9 million) are probable. We further believe that the relevant facts indicate a different situation than the general presumption referred to in SOP 96-1. These facts include fixed and determinable amounts related to tangible assets that were insured and covered by the insurance policies as well as the insurance company’s own appraiser’s and expert’s statements as to the specific loss reserves for this claim recognized by the insurance company. Therefore, we reiterate our position that the $25.9 million was properly recorded as a preacquisition contingency asset as part of the purchase price allocation of the consideration paid for Elisra, in accordance with SFAS 141 paragraph 40(b).

Please feel free to contact the undersigned at 011-972-4-8316663 if you have any questions.

Sincerely,

/s/ Joseph Gaspar

Joseph Gaspar
Corporate Vice President and
Chief Financial Officer

cc:	Heather Tress, U.S. Securities and Exchange Commission
Henry I. Rothman, Esq. Troutman Sanders LLP
Ilan Gizbar Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
David Block Temin Ilan Pacholder Elbit Systems Ltd